Mail Stop 3561

November 19, 2007

Mr. Jonathan J. Ledecky
Chief Executive Officer
Endeavor Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, NY 10022

> **Re:** **Endeavor Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed November 9, 2007**
> **File No. 001-32697**

Dear Mr. Ledecky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note the amended acquisition agreement has increased the number of shares to be provided to Mr. Charney, has increased the net debt that would result in a downward adjustment of this amount, and appears to have removed the provision that would have reduced Mr. Charney's shares if he does not complete the acquisition of shares from Mr. Lim. Provide clear disclosure throughout the proxy statement of these and any other changes in the agreement and the reason for the adjustments. It is unclear why the company entered into the amended agreement, when it does not appear that any additional benefit was provided to Endeavor for the agreed upon changes. In addition, given that the fairness opinion was based upon the original acquisition agreement, clarify the relevance of the fairness opinion, in particular the determination that the transaction was fair to investors from a financial point of view. Please add appropriate risk factor disclosure.

2.   In addition, since Mr. Charney is no longer obligated to purchase the shares from Mr. Lim and there is no economic disincentive if he does not make such purchase, it appears likely that the company will be purchasing the shares directly from Mr. Lim. This amount would also appear to be a cost of the transaction and should be included in calculating the filing fee. It also appears that when you discuss the cash available after the transaction it should include the estimated payment to Mr. Lim.

Risk Factors, page 29

Risks Related to Endeavor's Business and Operations Following the Acquisition of American Apparel, page 29

3.   Please disclose in an appropriate section of the proxy statement the information contained in the response to comment seven of our letter dated November 2, 2007.

The Acquisition Proposal, page 50

Opinion of Jefferies Company Inc., page 71

4.   We note your response to comment 27 of our letter dated November 2, 2007 and we reissue the comment in part. Please disclose the net assets and net income (loss) for these comparable companies, as this would be useful for investors in determining whether these companies are reasonably comparable. Also, include American Apparel's revenues and EBITDA in the table for comparison purposes.

5.   We note your response to comment 31 of our letter dated November 2, 2007.
        Please explain how the EBITDA multiples of 8.0x to 9.0x were chosen among the
        EBITDA multiple ranges used in the Comparable Public Company Multiples
        Analysis.

Certain Waivers and Amendments, page 92

6.   Please add language here from the sections "Background of the Acquisition"
        (pages 57-58) and "Amended Terms of the Acquisition" (page 65) or refer to
        those sections to put the reasons for the waivers and amendments in context.

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, 100

General

7.   We note your response to comment 34 of our letter dated November 2, 2007. As
        previously noted, the entries to dividend income and trust fund accretion as part of
        pro forma adjustment 16 (pages 102 and 111) and pro forma adjustment 5 (pages
        104 and 113), do not appear to meet the criteria of Article 11 of Regulation S-X.
        Please revise to remove these adjustments from the face of the pro forma financial
        statements or support these adjustments using the criteria of Article 11 of
        Regulation S-X.

8.   We have reviewed your response to comment 34 of our letter dated November 2,
        2007 related to your pro forma adjustments for management fees and new CEO
        compensation (Notes 16 and 18). These adjustments still do not appear to be
        appropriate under Article 11 of Regulation S-X. Please revise to remove such
        adjustments from the face of your proforma financial statements. The Staff will
        not object to including these adjustments in a note to your pro forma financial
        statements with related disclosure indicating these adjustments are not included in
        your pro forma financial statements. If you continue to believe these adjustments
        are appropriate, (i) please advise us of the basis for determination of the
        management fee for each period presented, (ii) provide us with a detailed
        explanation supporting the consistency/comparability of the management fee with
        your new CEO compensation arrangement (iii) clarify which of the CI Companies
        were charged this fee (disclosure on FS-113 states "certain companies") and why
        the other entities were not charged a management fee (iv) discuss the services
        rendered by the CEO for the entities that were charged the management fee versus
        those to be rendered under the new compensation arrangement. We may have
        further comments upon reviewing your response.

Business of American Apparel, page 136

Legal Proceedings, page 145

9.   We note your response to comment 40 of our letter dated November 2, 2007 and
        reissue the comment. Please provide the disclosure required by Item 103 of
        Regulation S-K or explain why such disclosure is not required.

Compensation Discussion and Analysis, page 146

10.   We reissue comment 43 of our letter dated November 2, 2007. Please provide
        clear disclosure of any compensation to be paid as part of the current transaction
        or direct us to the disclosure.

American Apparel's Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 152

Obligations Overview – AAI, page 186

Debt Agreements, page 187

11.   We note your response to comment 47 of our letter dated November 2, 2007 and
        we reissue the comment in part. Please add a risk factor discussing the covenant
        violations, direct us to the disclosure, or explain why a risk factor is unnecessary.
        Please clarify what effect, if any the Endeavor acquisition will have on these
        credit facilities.

12.   We note your response to comment 48 of our letter dated November 2, 2007.
        Please clarify whether the debt described in the table is further identified
        elsewhere in the proxy statement or exhibits and direct us to the disclosure.

AAI Financial Statements For the Nine Months Ended September 30, 2007 and 2006

Consolidated Statement of Cash Flows, FS-5

13.   Please revise to disclose cash received from sales to Canadian Affiliate for each
        period presented. You current disclosure indicates these amounts as "???" and
        "????."

Notes to Consolidated Financial Statements

Note 21 – Litigation, FS-27

14.   We note that you are in the process of settling the lawsuit with Hanesbrands.
        Please revise to include enhanced disclosures as required by SFAS 5 and provide
        us with your SFAS 5 analysis supporting your accrual and/or disclosure.

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        You may contact Ethan Horowitz at 202-551-3311 or Brian Bhandari at 202-551-
3390, if you have questions regarding comments on the financial statements and related
matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who
supervised the review of your filing, at 202-551-3357, with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Brian L. Ross, Esq.
        Fax (212) 818-8881